Exhibit 99.1

Almaden Minerals Ltd.

Suite 210-1333 Johnston Street,

Vancouver, British Columbia, V6H 3R9

I hereby consent to the (i) use of my name in connection to my involvement in the preparation of certain technical information found in the report entitled “Ixtaca Gold-Silver Project Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study” with an effective date of January 24, 2019 (the “Report”), in Almaden Minerals Ltd.’s Annual Information Form dated March 25, 2022, and (ii) the inclusion and incorporation by reference of information derived from such Report, in Almaden Minerals Ltd.’s Registration Statement on Form F-10 (File No. 333-252171).

Sincerely,

s/s G. H. Giroux

G. H. Giroux

Dated the 12th day of July, 2022.